Exhibit 99.1
For Immediate Release
Qiao Xing Mobile Reports Second Quarter 2008 Operating Results

Beijing, China (September 12, 2008) — Qiao Xing Mobile Communication Co., Ltd. (“Qiao Xing Mobile” or the “Company”) (NYSE: QXM), one of China’s leading domestic manufacturers of mobile handsets operating its business primarily through its subsidiary, CEC Telecom Co., Ltd. (“CECT”), today announced its unaudited second quarter operating results for the three months ended June 30, 2008.
Second Quarter 2008 Highlights(1):
--	Revenue was RMB383.7 million (US$55.9 million), representing a decrease of 54.5% from the corresponding period of 2007 and a 36.5% decrease from the first quarter of 2008.

--	Handset shipments were approximately 566,000 units, representing a decrease of 46.4% from the second quarter of 2007 and a 33.1% decrease from the first quarter of 2008.

--	Gross margin was 34.7%, compared to 33.5% in the second quarter of 2007 and 31.4% in the previous quarter.

--	Operating income was RMB76.1 million (US$11.1 million), representing a decrease of 67.0% from the corresponding period of 2007 and a 49.9% decrease from the previous quarter.

(1)	This announcement contains translations of certain Renminbi (RMB) amounts into United States dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ were made at a rate of RMB6.8591 to US$1.00, the effective noon buying rate as of June 30, 2008 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts referred to in this announcement could have been or could be converted into U.S. dollars at any particular rate or at all.
Commenting on the results, Dr. David Li, the Chief Executive Officer of Qiao Xing Mobile said, “Our sales were negatively impacted by the earthquake that took place in Sichuan province in May, which caused a slow-down in consumption in the Chinese consumer market. In addition, a delay in the release of our new product, VEVA S60, also contributed to the decline in sales in the second quarter. S60 was test launched only in May and production was ramped up only in June to meet the backlog in orders. Given the success that we are having with S60 and the planned launch of more VEVA-series models in the months ahead, we are optimistic that the operating results in Q3 and Q4 2008 will be better than the same periods last year.”
Qiao Xing Mobile’s Chief Financial Officer, Mr. Kok Seong Tan, added, “As previously mentioned in our press release dated September 5, 2008, we are only reporting our second quarter operating results because a third party valuation is currently being conducted for the purposes of accounting for the $70 million convertible notes issued in May 2008.”

Second Quarter 2008 Results
Revenue was RMB383.7 million (US$55.9 million) in the second quarter of 2008, representing a decrease of 54.5% from RMB844.1 million in the second quarter of 2007 and a decrease of 36.5% from RMB604.5 million in the first quarter of 2008. The sequential and year-over-year declines were primarily due to lower handset shipments and the decline in average selling price (“ASP”) in the second quarter of 2008.
Handset shipments in the second quarter of 2008 were approximately 566,000 units, representing a decrease of 46.4% compared to 1,055,000 units in the second quarter of 2007 and a decrease of 33.1% compared to 846,000 units in the first quarter of 2008. The decrease in handset shipments in the second quarter of 2008 was primarily due to lower demand caused by the earthquake in Sichuan province in May and a delay in new product launch. In addition, shipments in the second quarter of 2007 were significantly higher due to the shipment of about 610,000 units of C1000, part of which was used to clear the backlog of orders that were placed in the first quarter of 2007.
The ASP of handset products decreased to RMB663 (US$97) in the second quarter of 2008, as compared to RMB795 and RMB707 in the second quarter of 2007 and the first quarter of 2008, respectively. The sequential drops in ASP were primarily due to price erosions on old handset models, such as W100, C3100 and T150 in the second quarter of 2008. The year-over-year decline in ASP was mainly due to the sales of a higher volume of low-end phones, such as C3100, in the second quarter of 2008.
Gross profit was RMB133.0 million (US$19.4 million) in the second quarter of 2008, or 34.7% of revenue, which was a decrease from a gross profit of RMB282.9 million, or 33.5% of revenue, in the second quarter of 2007, and a decrease from a gross profit of RMB189.9 million, or 31.4% of revenue, in the first quarter of 2008. The sequential and year-over-year declines in gross profit were primarily caused by the decline in handset sales. Gross margin improved slightly in the second quarter of 2008 due mainly to contributions from VEVA S60, which generated approximately RMB123.1 million in revenue and had a margin of about 61%. In addition, margin was also boosted by the increased use of a TV infomercial arrangement under which handsets were sold to infomercial companies at a higher price, but in return, the Company bore the airtime and logistic costs.
Selling and distribution (“S&D”) expenses were RMB33.2 million (US$4.8 million) in the second quarter of 2008, which was an increase from RMB17.7 million in the second quarter of 2007 and an increase from RMB16.8 million in the first quarter of 2008. The significant increase in S&D expenses in the second quarter of 2008 was primarily due to airtime costs incurred on the sale of the C6000, W100, C3100, T150 and VEVA S60 models through the infomercial arrangement mentioned above. Airtime costs were RMB31.6 million in the second quarter of 2008, compared to RMB15.1 million in the first quarter of 2008 and RMB13.0 million in the second quarter of 2007.
General and administrative (“G&A”) expenses were RMB12.7 million (US$1.8 million) in the second quarter of 2008, representing a decrease from RMB21.3 million in the second quarter of 2007 and an increase from RMB11.2 million in the first quarter of 2008. The year-over-year decrease was primarily due to lower share-based compensation expenses. Share-based compensation expenses recognized in G&A were RMB2.9 million ($0.4 million) in the second quarter of 2008, as compared to RMB14.7 million in the second quarter of 2007.

Research and development (“R&D”) expenses were RMB8.0 million (US$1.2 million) in the second quarter of 2008, as compared to RMB7.0 million and RMB5.7 million in the second quarter of 2007 and the first quarter of 2008, respectively. The increase in R&D expenses in the second quarter of 2008 comparing with the second quarter of 2007 was primarily caused by an increase in R&D engineering headcounts. The increase in R&D expenses in the second quarter of 2008 comparing with the first quarter of 2008 was primarily because more raw materials related to R&D activities were purchased.
Amortization of other intangible assets was RMB3.2 million (US$0.5 million) in the second quarter of 2008, compared to RMB6.4 million and RMB4.2 million in the second quarter of 2007 and the first quarter of 2008, respectively. The lower amortization expenses in the second quarter of 2008 resulted mainly because certain intangible assets had already been fully amortized in previous periods.
Total share-based compensation expenses, which have been allocated to S&D, G&A and R&D expenses, decreased to RMB3.6 million (US$0.5 million) in the second quarter of 2008 from RMB4.4 million in the previous quarter, primarily because of the vesting of certain options in the current period. Total share-based compensation expenses recognized in the second quarter of 2007 was RMB14.7 million.
Operating income was RMB76.1 million (US$11.1 million) in the second quarter of 2008, as compared to RMB230.6 million in the second quarter of 2007 and a decrease of 49.9% from RMB152.0 million in the first quarter of 2008.
Review and Outlook
Dr. David Li, the Chief Executive Officer of Qiao Xing Mobile commented, “The first model of our VEVA brand handsets, VEVA S60, has achieved great success to-date. VEVA S60’s retail price currently stands at RMB1,980 (US$289) and its gross margin is approximately 61%. Nearly 100,000 units were shipped in the second quarter of 2008 and we are targeting to sell another 300,000 units in the coming quarter. The success of VEVA S60 has greatly enhanced our confidence of building a high-end luxury mobile handset brand in China. To this end, we have invited famous actress, Miss Zhang Ziyi, to be the spokesperson for VEVA. In addition, we are also planning to set up specialty retail stores in up-market shopping malls in China to serve as a direct channel for the distribution of our VEVA brand handsets. We believe that this will enhance the shopping experience of our customers and help position VEVA as a luxury brand. We have also hired Mr. Sangwoon Kang, who has 20 years of experience in the marketing division of LG Electronics (“LGE”) and formerly the director of brand communication for LGE in China, to help roll out our plans for VEVA. In terms of product pipeline, we have lined up a number of handset models for our VEVA brand, including VEVA S70, S80, S90 and V6. VEVA S70 will be launched later this month at a retail price of RMB2,980 and Miss Zhang Ziyi will star in the S70 TV infomercial. VEVA S80, S90, and V6, which will feature new luxury designs and enhanced user interface, are expected to be released in the fourth quarter of 2008.
Besides our plans for VEVA, we also plan to enter the CDMA market through the launch of two CDMA models later this year. We have established strategic cooperation with a Taiwan-listed company, VIA Technologies, Inc. (“VIA”), to supply CECT with the necessary CDMA chipsets. In addition, CECT and VIA will also work together towards the bundling of the CDMA mobile phones with China Telecom.
Looking forward, we are extremely excited with our new plans which we believe will help to differentiate us from the other domestic mobile handsets companies in China and bring about sustained profitability. We are optimistic that our operating results in Q3 and Q4 2008 will be better than the same periods last year.”

Recent Developments
Change of Auditors
On September 11, 2008, the Company engaged Grobstein, Horwath & Company LLP as its independent registered public accounting firm for the fiscal year ending December 31, 2008. The Company’s previous independent registered public accounting firm, KPMG, was dismissed on the same date.
Qiao Xing Mobile’s engagement of Grobstein, Horwath & Company LLP is intended to reduce the Company’s audit fees and to better facilitate and coordinate the Company’s audit process with that of its parent company, Qiao Xing Universal Telephone, Inc., whose auditor of record is also Grobstein, Horwath & Company LLP.
Conversion of Convertible Notes
In September 2008, the holders of the US$70 million convertible notes issued by Qiao Xing Mobile in May 2008 exercised the option to convert US$8,251,450 of the principal amount of the notes and accrued interest thereon of US$46,118 into ordinary shares of the Company. A total of 1,511,397 ordinary shares were issued at a conversion price of US$5.49 per share.
Conference Call Information
Qiao Xing Mobile will host a conference call and live webcast to discuss the results on September 12, 2008 at 8 a.m. US Eastern Time, which corresponds to September 12, 2008 at 8 p.m. Beijing/Hong Kong time.
The dial-in details for the live conference call are as follows:
-	U.S. dial-in Number 1-866-549-1292

-	HK dial-in Number 852-3005-2050

-	China dial-in Number 800-701-1223

-	Passcode: 213382#
Please dial in approximately 10 minutes before the scheduled time of the call.
A live webcast of the conference call will be available on www.qxmc.com
A telephone replay of the call will be available after the conclusion of the conference call through 11:00 a.m. Eastern Time on September 19, 2008. The dial-in details for the replay are as follows:
-	U.S. dial-in Number 1-866-753-0743

-	HK dial-in Number 852-3005-2020

-	China dial-in Number 800-869-7680

-	Access Code: 137036#

About Qiao Xing Mobile Communication Co., Ltd.
Qiao Xing Mobile Communication Co., Ltd. is one of the leading domestic manufacturers of mobile handsets in China in terms of unit sales volume. The Company manufactures and sells mobile handsets based primarily on Global System for Mobile Communications, or GSM, global cellular technologies. It operates its business primarily through CEC Telecom Co., Ltd., or CECT, its 96.6%-owned subsidiary in China. Through its manufacturing facility in Huizhou, Guangdong Province, China, and two research and development centers in Huizhou and Beijing, the Company develops, produces and markets a wide range of mobile handsets, with increasing focus on differentiated products that generally generate higher profit margins. For more information, please visit www.qxmc.com.
Safe Harbor Statement
This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as ‘‘aim,’’ ‘‘anticipate,’’ ‘‘believe,’’ ‘‘continue,’’ ‘‘estimate,’’ ‘‘expect,’’ ‘‘intend,’’ ‘‘is /are likely to,’’ ‘‘may,’’ ‘‘plan,’’ ‘‘potential,’’ ‘‘will’’ or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Mobile does not undertake any obligation to update any forward-looking statement, except as required under applicable laws. All information provided in this press release is as of September 12, 2008, and Qiao Xing Mobile undertakes no duty to update such information, except as required under applicable laws.
For further information, contact:
Ma Tao
Qiao Xing Mobile Communication Co., Ltd.
Tel: 8610 6250 1706
Email: matao@cectelecom.com

Qiao Xing Mobile Communication Co., Ltd. and Subsidiaries
Unaudited Condensed Consolidated Statements of Operations
(amounts in thousands)

		Three months ended
		June 30,	March 31,	June 30,
	Note	2007	2008	2008
		RMB	RMB	RMB
Revenues		844,146	604,455	383,689
Cost of goods sold		(561,290)	(414,583)	(250,666)

Gross profit		282,856	189,872	133,023
Selling and distribution expenses		(17,700)	(16,761)	(33,153)
General and administrative expenses		(21,261)	(11,232)	(12,680)
Research and development expenses		(6,951)	(5,685)	(7,963)
Amortization of intangible assets		(6,350)	(4,222)	(3,158)

Operating income		230,594	151,972	76,069